Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

August 24, 2012

Alison White, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (“Transamerica”) and its Separate Account VA EE
(the “Registrant”) Post-Effective Amendment No. 16 to Form N-4 Registration Statement
(File No. (333-149336)

Dear Ms. White:

This letter responds to the follow-up conversation you had with Sandy Dix on August 23, 2012 with respect to the above-referenced post-effective amendment filing for Separate Account VA EE of Transamerica Life Insurance Company (“TLIC” or “we”).

TANDY REPRESENTATION

In connection with this filing, the Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Transamerica Capital Management Division

Transamerica Life Insurance Company